AMENDMENT NUMBER 5 TO THE

TRANSFER AGENCY AND SERVICE AGREEMENT

This Amendment, dated as of June 9, 2017, is made to the Transfer Agency and Service Agreement dated June 1, 2010, as amended, (the “Agreement”) between Invesco Senior Loan Fund (the “Trust”) and Invesco Investment Services, Inc. (the “Transfer Agent”) pursuant to Article 10 of the Agreement.

W I T N E S S E T H:

WHEREAS, the parties desire to amend the Agreement to add Class T Shares;

NOW, THEREFORE, the parties, intending to be legally bound, hereby agree as follows;

Schedule A of the Agreement is hereby amended and restated to read in its entirety as set forth below:

“SCHEDULE A

1.	Retail Share Classes

Open Account Fee. For performance by the Transfer Agent pursuant to this Agreement, the Trust agrees to pay the Transfer Agent for shareholder accounts holding Class A, B, C, IB, IC, T and Y Shares that are open during any monthly period, an annualized fee of (i) 0.02% of average daily net assets, plus (ii) $18.60 per account.

Closed Account Fee. For performance by the Transfer Agent pursuant to this Agreement, the Trust agrees to pay the Transfer Agent an annualized fee for shareholder accounts which previously held Class A, B, C, IB, IC, T and Y Shares that were closed during any monthly period at a rate of $0.70, to be paid for twelve months following the date on which an account was closed.

Determining Number of Billable Accounts. The Open Account Fee and the Closed Account Fee shall be paid only with respect to accounts serviced directly by the Transfer Agent and not with respect to accounts serviced by third parties pursuant to omnibus account service or sub-accounting agreements, as provided in Section 2.04 of the Agreement.

Billing of Fees. Both the Open and Closed Account Fees shall be billed by the Transfer Agent monthly in arrears on a prorated basis of 1/12 of the annualized fee for all such accounts.

2.	Investment Credits

The total fees due to the Transfer Agent from all funds affiliated with the Trust shall be reduced by an amount equal to the investment income earned by the Transfer Agent, if any, on the balances of the disbursement accounts for those funds. Such credits shall be allocated among accounts holding Class A, B, C, IB, IC, T and Y Shares, as applicable, on the basis of fiscal year-to-date average net assets.

3.	Out-of-Pocket Expenses

The Trust shall reimburse the Transfer Agent monthly for applicable out-of-pocket expenses relating to the procurement of the following goods and services, as they relate to the performance of the Transfer Agent’s obligations set forth in Article I of the Agreement, including, but not limited to:

(a)	Remote access, license and usage charges paid by the Transfer Agent for use of shareholder record keeping and related systems provided by DST Systems, Inc., and used by the Transfer Agent to service Shareholder accounts, including but not limited to:

(i)	TA2000®, the record keeping system on which records related to most Shareholder accounts will be maintained;

(ii)	TRAC2000®, the record keeping system on which records related to Shareholder accounts held by and through employer-sponsored retirement plans are maintained;

(iii)	Automated Work DistributorTM, a document imaging, storage and distribution system;

(iv)	Financial Access Network, a computer system and related software applications which will provide the necessary interfaces to allow customers to access account information residing on the TA2000 and TRAC2000 systems through aiminvestments.com;

(v)	PowerSelectTM, a reporting database that the Transfer Agent can query to produce reports derived from Shareholder account data residing on the TA2000 and TRAC2000 systems; and

(vi)	Client specific system enhancements.

(b)	Computer and data processing and storage equipment, communication lines and equipment, printers and other equipment used in connection with the provision of services hereunder, and any expenses incurred in connection with the installation and use of such equipment and lines.

(c)	Microfiche, microfilm and electronic image scanning equipment.

(d)	Electronic data and image storage media and related storage costs.

(e)	Record retention, retrieval and destruction costs, including, but not limited to exit fees charged by third party record keeping vendors.

(f)	Telephone and telecommunication costs, including all lease, maintenance and line costs.

(g)	Programming costs, system access and usage fees, electronic presentment service fees, data and document delivery fees, and other related fees and costs which relate to the printing and delivery of the following documents to Shareholders and to each Shareholder’s broker of record:

(i)	Investment confirmations;

(ii)	Periodic account statements;

(iii)	Tax forms; and

(iv)	Redemption checks.

(h)	Printing costs, including, without limitation, the costs associated with printing stationery, envelopes, share certificates, checks, investment confirmations, periodic account statements, and tax forms.

(i)	Postage (bulk, pre-sort, ZIP+4, bar coding, first class), certified and overnight mail and private delivery services, courier services and related insurance.

(j)	Certificate insurance.

(k)	Banking charges, including without limitation, incoming and outgoing wire charges and charges associated with the receipt and processing of government allotments.

(l)	Check writing fees.

(m)	Federal Reserve charges for check clearance.

(n)	Rendering fees.

(o)	Audit, consulting and legal fees which relate to the provision of service hereunder.

(p)	Shareholder information and education mailings, including, but not limited to, periodic shareholder newsletters and tax guides.

(q)	Duplicate services;

(r)	Such other miscellaneous expenses reasonably incurred by the Transfer Agent in performing its duties and responsibilities.

(s)	Due diligence mailings.

(t)	Ad hoc reports.

(u)	Fees and expenses assessed by third-party service providers in connection with the compilation and delivery of shareholder transaction data requested by the Transfer Agent in connection with its administration of the Fund’s Rule 22c-2 compliance program.

The Trust agrees that postage and mailing expenses will be paid on the day of or prior to mailing. In addition, the Trust will promptly reimburse the Transfer Agent for any other unscheduled expenses incurred by the Transfer Agent whenever the Trust and the Transfer Agent mutually agree that such expenses are not otherwise properly borne by the Transfer Agent as part of its duties and obligations under the Agreement.

The amount of the Trust’s fiscal year-to-date out-of-pocket expenses shall be allocated among accounts holding Class A, B, C, IB, IC, T and Y Shares, as applicable, on the basis of fiscal year-to-date average net assets.

All other terms and provisions of the Agreement not amended herein shall remain in full force and effect.

INVESCO SENIOR LOAN FUND

By:	/s/ John M. Zerr
Name:	John M. Zerr
Title:	Senior Vice President

ATTEST:

/s/ Peter A. Davidson
Assistant Secretary

INVESCO INVESTMENT SERVICES, INC.

By:	/s/ William J. Galvin, Jr.
Name:	William J. Galvin, Jr.
Title:	President

ATTEST:

/s/ Peter A. Davidson
Assistant Secretary